SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             -------------------


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934



                             NTN Communications, Inc.
                                (Name of Issuer)

                  Common Stock, par value $.005 per share
                        (Title of Class of Securities)

                                  629410309
                               (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                (804) 649-6000

                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    May 7, 2003
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.
SCHEDULE 13D


-------------------------------------------------------------- ----------------
CUSIP No. 692410309                                             Page 2 of  8
-------------------------------------------------------------- ----------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S.IDENTIFICATION NO. OF                 Media General, Inc.
       ABOVE PERSON                                  IRS Emp.ID No. 54-0850433
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   -----
                                                                  (b)     X
                                                                        -----
                                                                  (See Item 3)
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3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                   WC/OO
                                                                  (See Item 3)
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d)or 2(e)_____                                   Not Applicable
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6      CITIZENSHIP OR PLACE OF ORGANIZATION            Commonwealth of Virginia
-------------------------------------------------------------------------------
 NUMBER OF
  SHARES
BENEFICIALLY      7   SOLE VOTING RIGHTS                            2,666,667
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

------------------------------------------------------------------------------
                  8   SHARED VOTING POWER                           -0-
------------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER                        2,666,667
------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER                      -0-
------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON                                        2,666,667
------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES
------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      5.8% (1)
------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON                   CO
------------------------------------------------------------------------------





























(1) Based on the 45,741,000 shares of common stock outstanding as of May 12, 2003 according to the company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

     The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.           Security and Issuer.

     This Schedule 13D filed by the undersigned relates to the common stock, par value $.005 per share (the "Common Stock"), of NTN Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5966 La Place Court, Carlsbad, California 92008.

Item 2.           Identity and Background.

      This statement is being filed by Media General, Inc., a Virginia corporation ("Media General"). Media General's principal businesses are newspaper publishing, television broadcasting and interactive media. The principal office and business address of Media General is 333 East Franklin Street, Richmond, Virginia 23219.

     The following information concerning the executive officers, directors and controlling persons of Media General is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

                  (i)      name;

                  (ii)     residence or business address; and

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      During the last five years, to the best knowledge of the person filing this Schedule 13D, none of Media General or any of the individuals listed on Exhibit 99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

      During the last five years, to the best knowledge of the person filing this Schedule 13D, none of Media General or any of the individuals listed on Exhibit 99.1 have been a party to any civil proceeding of a judicial administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      To the best knowledge of the person filing this Schedule 13D, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

      Item 4 on the cover page hereto is incorporated herein by reference. On May 7, 2003, Media General acquired 2 million shares of restricted Common Stock for $3 million in cash pursuant to the terms of the Purchase Agreement described in Item 6(a) below (the "Investment Transaction"). Pursuant to the terms of the Licensing Agreement described in Item 6(d) below, on May 7, 2003, Media General received 666,667 shares of restricted Common Stock as payment for a license fee for granting a five (5) year license to Buzztime Entertainment, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Buzztime"), of certain technology owned by Media General (the "License Transaction").

Item 4.           Purpose of Transaction.

      Media General's purpose in acquiring the Common Stock was to make a strategic investment in the Company, an interactive game content developer and distributor.

      Except as set forth in this Schedule 13D, none of Media
General or, to the best knowledge of the person filing this Schedule 13D, any of the individuals listed on Exhibit 99.1, have a present plan or proposal that relates to or would result in any of the actions or changes specified in clauses (a) through (j) of Item 4 of the General Instructions to Schedule 13D. However, each of Media General and the individuals listed on Exhibit 99.1 reserves the right to propose or participate in future transactions which may result in one or more of such actions or changes.

      Items 6(a) through (d) below are incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer.

      (a) See Items 11 and 13 of the cover page hereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock beneficially owned by Media General. See Exhibit 99.1, which is incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by Neal F. Fondren, which represent less than 1% of the outstanding Common Stock.

      (b) See Items 7 and 9 of the cover page hereto, which are incorporated herein by reference, for the number of shares as to which Media General has the sole power to vote or direct the vote, and to dispose or to direct the disposition. See Exhibit 99.1, which is incorporated herein by reference, for the number of shares as to which Neal F. Fondren has the sole power to vote or direct the vote, and to dispose or to direct the disposition.

      (c) See Item 3, which is incorporated herein by reference, for a description of the Investment Transaction and the License Transaction, which were the only transactions in Common Stock that were effected during the past 60 days by Media General.

      (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Media General or Neal F. Fondren.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      (a) Purchase Agreement. On May 5, 2003, Media General, the
Company and Buzztime entered into a definitive Securities Purchase Agreement, attached hereto as Exhibit 2.1 (the "Purchase Agreement"), providing for the purchase by Media General of restricted Common Stock as described in Item 3 above (which description in Item 3 is incorporated herein by reference). The Purchase Agreement required the parties to enter into the NTN Investor Rights Agreement and the Buzztime Investor Rights Agreement described below as a condition to closing the transactions contemplated thereunder.

       (b) NTN Investor Rights Agreement. Pursuant to the NTN
Investor Rights Agreement dated May 7, 2003 between the Company and Media General, attached hereto as Exhibit 4.1 (the "NTN Investor Rights Agreement"), Media General has preemptive rights to purchase up to its pro rata share of certain issuances of Common Stock and securities convertible into Common Stock. These preemptive rights terminate in the event that Media General's holdings of Common Stock decline below specified thresholds.

       Effective as of the closing of the Investment Transaction, the Company appointed Neal F. Fondren to the Board of Directors of the Company as Media General's designee to serve in the class of directors whose current term expires in 2005. In addition to the initial appointment, the Company agreed to use its best efforts to cause and maintain the election to its Board of Directors of an individual designated by Media General and approved by the

Company, so long as Media General maintains certain minimum holdings of Common Stock. In certain circumstances, including in the event Media General's designee is not elected to the Board of Directors, a Media General designee is entitled to attend meetings of the Board of Directors as a non-voting observer.

      The Company is also obligated to register Media General's shares of Common Stock, including shares acquired in the future in connection with the Investment Transaction and the License Transaction, for resale in compliance with applicable securities laws. These registration rights terminate on the fourth anniversary of the May 7, 2003 closing date, or earlier in certain circumstances.

      (c) Buzztime Investor Rights Agreement. In connection with the
Investment Transaction, Media General received warrants to purchase on or before May 7, 2007 up to 500,000 shares of Buzztime's common stock at an exercise price of $3.46 per share (subject to adjustment) pursuant to the Common Stock Purchase Warrant executed by Buzztime on May 7, 2003, attached hereto as Exhibit 4.2 (the "Warrant"). Under the Buzztime Investor Rights Agreement dated May 7, 2003 by and among Media General, the Company and Buzztime, attached hereto as Exhibit 4.3 (the "Buzztime Investor Rights Agreement"), Media General has the right to exchange each share of its Buzztime common stock acquired pursuant to the Warrant or the Licensing Agreement (as described more fully in Item 6(d) below) for two shares of Common Stock (subject to adjustment in specified circumstances) upon the occurrence of certain events, including the second and fourth anniversary dates of the Buzztime Investor Rights Agreement, a sale of the Company, and the bankruptcy of Buzztime. Media General may exercise this exchange option no more than twice. In the event of a sale of the Company, the Company has the right to require Media General to exchange each share of its Buzztime common stock acquired under the Warrant and Licensing Agreement for two shares of Common Stock.

      Under certain circumstances (including the bankruptcy of Buzztime), Media General also has the right to exchange its Warrant for warrants to purchase a number of shares of Common Stock equal to twice the number of shares of Buzztime common stock issuable upon exercise of the Warrant for the same aggregate exercise price (subject to adjustment).

      The exchange rights provided in the Buzztime Investor Rights
Agreement terminate on the fourth anniversary of the May 7, 2003 closing date, or earlier upon the occurrence of certain specified events. The Buzztime Investor Rights Agreement also contains provisions regarding preemptive, tag along, drag along and registration rights, but these provisions apply only to Buzztime securities.

      (d) Licensing Agreement. Pursuant to a Licensing Agreement dated May 7, 2003 by and among Media General, Buzztime and the Company (the "Licensing Agreement"), Media General licensed certain technology to Buzztime for a five-year term and license fee, which was paid by issuing
666,667 shares of restricted Common Stock to Media General. If Buzztime meets specified performance targets during the initial term, Buzztime may renew the license for an additional five-year term by paying Media General a one-time $100,000 renewal payment, which Media General could elect to accept in shares of either Common Stock or Buzztime common stock with an aggregate value of $100,000 (based on the 20-day average trading price) if the stock is then publicly traded.



      Except as may be otherwise described herein, to the best knowledge of the person filing this Schedule 13D, none of the individuals listed on Exhibit 99.1 are parties to any contract, arrangement, understanding or relationship with Media General, any other individual listed on Exhibit 99.1 or any other person with respect to any securities of the Company.

      The foregoing descriptions of the Purchase Agreement, NTN
Investor Rights Agreement, Buzztime Investor Rights Agreement, and Warrant are qualified in their entirety by reference to a copy of such instruments attached as Exhibits hereto, which documents are incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.       Title of Exhibit

2.1 Securities Purchase Agreement dated May 5, 2003 by and among Media General, the Company and Buzztime.

4.1 NTN Investor Rights Agreement dated May 7, 2003 between the Company and Media General.

4.2               Common Stock Purchase Warrant dated May 7, 2003 by Buzztime.

4.3 Buzztime Investor Rights Agreement dated May 7, 2003 by and among Media General, Buzztime and the Company.

99.1              Executive Officers, Directors & Controlling Persons of
                  Media General

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MEDIA GENERAL, INC.


                                      By:     /s/ George L. Mahoney
                                      -----------------------------
Date:  May 19, 2003                   Name:  George L. Mahoney
                                      Title: General Counsel & Secretary

                                                                Exhibit 99.1

        Executive Officers, Directors & Controlling Persons of Media General



------------------------------------------------------------------------------------------------------------

       Name                     Residence or Business            Present                     NTN Common Stock
                                      Address               Employment/Employer                  Holdings
------------------------------------------------------------------------------------------------------------
Directors of Media General
------------------------------------------------------------------------------------------------------------

O. Reid Ashe, Jr.           333 East Franklin Street      President and Chief
                            Richmond, Virginia 23219      Operating Officer
                                                          of Media General                       none
------------------------------------------------------------------------------------------------------------
J.Stewart Bryan III(a)      333 East Franklin Street      Chairman and Chief Executive           none
                            Richmond, Virginia 23219      Officer of Media General
------------------------------------------------------------------------------------------------------------
Charles A. Davis            1166 Avenue of the Americas   Vice Chairman of Marsh & McLennan      none
                            New York, New York 10036      Companies, Inc.; President and
                                                          Chief Executive Officer of Marsh &
                                                          McLennan Capital, Inc.
-------------------------------------------------------------- ---------------------------------------------
Robert V. Hatcher, Jr.      8401 Patterson Avenue,        Director of Media General; former      none
                            Suite 106, Richmond,          Chairman and Chief Executive
                            Virginia 232229               Officer of Johnson & Higgins
------------------------------------------------------------------------------------------------------------
John G. Medlin, Jr.         100 North Main Street         Director of Media General; Chairman    none
                            Winston-Salem, North          Emeritus and former Chairman and
                            Carolina 27101                Chief Executive Officer of Wachovia
                                                          Corporation
------------------------------------------------------------------------------------------------------------
Marshall N. Morton          333 East Franklin Street      Vice Chairman of the Board and         none
                            Richmond, Virginia 23219      Chief Financial Officer of Media
                                                          General
------------------------------------------------------------------------------------------------------------
Thompson L. Rankin          c/o Media General 333 East    Director of Media General; retired     none
                            Franklin Street Richmond,     President and Chief Executive
                            Virginia 23219                Officer of Lykes Bros., Inc.
------------------------------------------------------------------------------------------------------------
Wyndham Robertson           c/o Media General 333 East    Director of Media General; retired     none
                            Franklin Street Richmond,     Vice President for Communications
                            Virginia 23219                at the University of North Carolina
------------------------------------------------------------------------------------------------------------
Henry L. Valentine, II      One James Center 901 East     Chairman of Davenport & Company        none
                            Cary Street Richmond,         LLC, a Richmond, Virginia,
                            Virginia 23219                investment banking firm
------------------------------------------------------------------------------------------------------------
Walter E. Williams          George Mason University       Faculty member at George Mason         none
                            4400 University Drive         University, Fairfax, Virginia;
                            Fairfax, Virginia             author, columnist, radio and
                            22030-4444                    television commentator
------------------------------------------------------------------------------------------------------------


(a) Identified in Media General's Proxy Statement for the 2003 Annual Meeting of Stockholders ("Proxy Statement") as beneficially owning 461,468 shares, or 83%, of Media General's outstanding Class B Common Stock (the "Class B Common Stock"). Mr. Bryan has sole voting and dispositive power as to such shares unless otherwise noted below. Media General's Articles of Incorporation provide for the holders of Media General's Class A common Stock (the "Class A Common Stock") voting separately and as a class to elect 30% of the Board of Directors of Media General (or the nearest whole number if such percentage is not a whole number) and for the holders of the Class B Common Stock to elect the balance. The By-laws of Media General provide that in the election of each class of directors, those receiving the greatest number of votes of each class of stockholders entitled to vote for such directors shall be elected. The shares of Class B Common Stock identified for Mr. Bryan above include 373,000 shares held by the D. Tennant Bryan Media Trust ("Media Trust"), of which Mr. Bryan serves as sole trustee. Mr. Bryan and the Media constitute a group for certain purposes.


Other Officers of Media
General(b)
------------------------------------------------------------------------------------------------------------



Stephen Y. Dickinson        333 East Franklin Street      Controller                             none
                            Richmond, Virginia 23219
------------------------------------------------------------------------------------------------------------
Neal F. Fondren             333 East Franklin Street      Vice President, President of     1320 shares (c)
                            Richmond, Virginia 23219      Interactive Media Division
------------------------------------------------------------------------------------------------------------
George L. Mahoney           333 East Franklin Street      General Counsel, Secretary             none
                            Richmond, Virginia 23219
------------------------------------------------------------------------------------------------------------
Lou Anne J. Nabhan          333 East Franklin Street      Vice President, Corporate              none
                            Richmond, Virginia 23219      Communications
------------------------------------------------------------------------------------------------------------
John A. Schauss             333 East Franklin Street      Treasurer                              none
                            Richmond, Virginia 23219
------------------------------------------------------------------------------------------------------------
H. Graham Woodlief, Jr.     333 East Franklin Street      Vice President, President of           none
                            Richmond, Virginia            23219 Publishing Division
------------------------------------------------------------------------------------------------------------
James A. Zimmerman          333 East Franklin Street      Vice President, President of           none
                            Richmond, Virginia 23219      Broadcast Division
------------------------------------------------------------------------------------------------------------
Other Control Persons(d)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Jane Bryan Brockenbrough(e) c/o Bryan Brothers 1802       President, Thistles 411 Libbie         none
                            Bayberry Court Suite 301      411 Libbie Avenue
                            Richmond, Virginia 23226      Richmond, Virginia 23226
------------------------------------------------------------------------------------------------------------
Mario J. Gabelli(f)         One Corporate Center          Chairman, Chief Executive Officer      none
                            Rye, New York 10580           and Chief Investment Officer,
                                                          Gabelli Asset Management, Inc.
--------------------------- ----------------------------- ------------------------------------- ----------------------


(b) Includes only executive officers reported in the Proxy Statement and the Annual Report of Media General, Inc. on Form 10-K for the fiscal year ended December 29, 2002 ("2002 10-K"). Executive officers also serving as directors are listed only under the "Directors of Media General" heading.

(c) Includes 500 shares held in a custodial account for Mr. Fondren's son with Mr. Fondren as custodian. Mr. Fondren has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, all of such shares, which were acquired in March 2002.

(d) Includes beneficial owners of more than 10% of the outstanding shares of any class of Media General's securities, as reported in the Proxy Statement and 2002 10-K. Persons with such holdings who also serve as officers and directors are listed under the headings for officers and directors, and their "control" interests are described in the footnote.

(e) Beneficially owns 55,580 shares, or 10%, of the Class B Common Stock.

(f) Beneficially owns 7,196,447 shares, or 31.5% of the Class A Common Stock. According to a Schedule 13D, amended as of November 4, 2002, the shares listed include shares held by Mr. Gabelli or entities under his direct or indirect control, including 4,742,647 shares held by GAMCO Investors, Inc. ("GAMCO") and 2,453,800 shares held by Gabelli Funds, LLC ("Gabelli Funds"). In the aggregate, such shares are attributable to Mr. Gabelli and to Gabelli Group Capital Partners, Inc. and to Gabelli Asset Management, Inc., parent companies of GAMCO and Gabelli Funds. Mr. Gabelli and such entities, in the aggregate, have sole power for all shares except 187,450 shares for which there is no voting power. The Schedule 13D states that if the aggregate voting power of the Gabelli entities should exceed 25% of their voting interest in Media General, the 2,453,800 shares held by Gabelli Funds will be voted by a proxy voting committee for each of the approximately 20 funds advised by Gabelli Funds. Another Gabelli-controlled entity holds 380 shares of Class B Common Stock.